# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RADNOSTIX INC, CIK 0001038277
CUSIP: 45972C102
Title of class of securities: Common stock
Address of issuer's principal executive offices: 4137 COMMERCE CIRCLE, IDAHO FALLS, Idaho (ID), 83401
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001436962

## Reporting persons
- Kennerman Associates, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 237,489,559; aggregate amount beneficially owned 237,489,559 (42.4% of the class)
  Comment: (1) 5,000,000 shares of common stock subject to vested stock options exercisable within 60 days of the date hereof and (ii) 26,300,000 shares of common stock issuable upon conversion of the issuer's Series C Convertible Redeemed Preferred Stock
  (2) Based on 528,209,538 shares of common stock outstanding as of March 26, 2026 as reported in the issuer's Annual Report on Form 10-K for the year ended December 31, 2025.
- GROSSO CHRISTOPHER G: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 60,542,959; shared voting power 5,102,581; sole dispositive power 5,000,000; shared dispositive power 55,542,959; aggregate amount beneficially owned 65,645,540 (12.1% of the class)
  Comment: (1) Includes 5,000,000 shares of common stock subject to vested stock options exercisable within 60 days of the date hereof and (ii) 5,040,000 shares of common stock issuable upon conversion of Series C Preferred Stock.
  (2) Includes (i) 2,189,697 shares of common stock and (ii) 2,000,000 shares of common stock issuable upon conversion of Series C Preferred Stock, in each case held by the reporting person's father's, for which the reporting person shares investment control.
  (3) Includes (i) 562,884 shares of common stock and (ii) 350,000 shares of common stock issuable upon conversion of Series C Preferred Stock, in each case held by the reporting person's son, for which the reporting person shares investment control.
  (4) Based on 523,706,140 shares of common stock outstanding as of March 26, 2026 as reported in the issuer's Annual Report of Form 10-K for the year ended December 31, 2025.

## Item 1. Issuer
Name of issuer: RADNOSTIX INC
Address of issuer's principal executive offices: 4137 COMMERCE CIRCLE, IDAHO FALLS, IDAHO, 83401.

## Item 2. Person Filing
Name of person filing:
Kennerman Associates, Inc. d/b/a Kershner Grosso & Co.
Christopher Grosso
Address of principal business office or, if none, residence:
480 Broadway, Suite 310
Saratoga Springs, NY 12866
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
As of the date of this filing, each of Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. and Christopher Gross beneficially own the aggregate number and percentage of common stock of Radnostix, Inc.
As of the date of this filing, Kennerman Associates, Inc. d/b/a Kershner Grosso & Co. had beneficial ownership 237,489,559 shares of common stock of Radnostix, Inc. ("Shares"), including (i) vested options to purchase 5,000,000 Shares that were exercisable within 60 days of the date hereof ("Options"), and (iii) 26,300,000 shares of common stock issuable upon conversion of the issuer's Series C Convertible Redeemable Preferred Stock ("Series C Preferred Stock"). Christoper Grosso is a principal of Kennerman Assocates, Inc., and may be deemed to have beneficial ownership of the Shares and Options beneficially owned by Kennerman Associates, Inc.
The filing of this report shall not be construed as an admission of Christoper Grosso is, for purposes of Section 13(d) or 13(g) of Act or for any other purposes, the beneficial owner of the Shares or Options. Christopher Grosso disclaims beneficial ownership 170,999,219 Shares, Options, Warrants and Series C Preferred Stock covered by this Schedule 13G/A.
Percent of class: See Item 11 of each cover page above.
Sole power to vote or to direct the vote: Sole power to vote or to direct the vote: See Item 5 of cover page above.
Shared power to vote or to direct the vote: Shared power to vote or to direct the vote: see Item 6 of cover page above.
Sole power to dispose or to direct the disposition: Sole power to dispose or direct the disposition of: see Item 7 of cover page above.
Shared power to dispose or to direct the disposition: Shared power to dispose of or to direct the disposition of: see Item 8 cover page above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4(a) above.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kennerman Associates, Inc.: /s/ Kennerman Associates, Inc., President (05/14/2026)
- GROSSO CHRISTOPHER G: /s/ Christopher Grosso, Christopher Grosso (05/14/2026)